JOIN THE LIST OF **EARLY INVESTORS** IN **POCKET PROPERTIES !**



Overview

Greetings everyone! We want to say **THANK YOU** to everyone who's helping us realize our mission to democratize investing by funding our WeFunder (https://shoutout.wix.com/so/88NbK8rdf/c?w=dtOikNfOCWrT29qLFRyjI4-J3HZNsBW37ILRm167uSo.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) campaign. Each one of your contributions means a lot to us!

Click the link below to be an early investor in the Pocket Properties App with **ONLY** $100!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/88NbK8rdf/c?w=dtOikNfOCWrT29qLFRyjI4-J3HZNsBW37ILRm167uSo.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwicI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/88NbK8rdf/c?w=EVKxvh1BtmtvQSfDoDZSZjn4xkM0H7iH_1z1BbJbkCs.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

Announcements

Our team believes it's important to give **ALL** of our investors the same opportunity to ask questions and talk about their ideas for **Pocket Properties** and fractional real estate.

This is why we're inviting you to participate in our **Q&A Panel 5/29/21** at 12pm EST. Talk with the **Pocket Properties** team and get your fractional real estate questions answered!

RSVP with your email below!

RSVP

Add your email... | **JOIN Q&A PANEL**

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